Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the three and nine months ended September 30, 2025, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2024 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 4, 2025.

Business overview

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen® and Morphomer®, to shift the treatment paradigm for neurodegenerative disease towards Precision Prevention. Our business strategy is focused on two core value drivers: (i) Active Immunotherapies being developed for the treatment and prevention of Alzheimer’s disease (AD) and Parkinson’s disease (PD); and (ii) Intracellular targeting with brain penetrant small molecule programs targeting intracellular pathologies.

Our strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in combination in order to more effectively modify the disease course. Ultimately, it is our belief that this approach will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing therapeutic programs targeting the key misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Prevention.

Our clinical-stage product candidates include:

●	ACI-24.060 for AD and for AD in DS. ACI-24.060 is AC Immune’s anti-Abeta active immunotherapy being evaluated in patients with AD and in subjects with DS. ACI-24.060 contains Abeta unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response against pathological Abeta. It has demonstrated tolerability and immunogenicity in mouse and NHP studies. ACI-24.060 is currently being tested at 3 different incremental doses in the ABATE Phase 1b/2 trial (NCT05462106) and amyloid plaque reduction is being assessed using Abeta-PET imaging.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and in adults with Down Syndrome (DS) with evidence of brain amyloid plaques at PET scan. The Clinical Trial Application (CTA) was approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profile and induction of an anti-Abeta antibody response post-dosing of ACI-24.060 in patients with AD, dosing of the first individual with DS occurred in June 2023. ACI-24.060 has been shown to be generally well tolerated in individuals with AD and with Down syndrome, noting in particular that no case of Amyloid-Related Imaging Abnormalities-vasogenic edema (ARIA-E) has been reported at brain MRI in these two study populations. Based on data available as of September 2025, there has been no death. In subjects with AD, two serious adverse events are considered possibly related to the study treatment.

Preliminary insights from blinded cohorts AD1, AD2 and AD3 showed that ACI-24.060 induced immunogenicity at all tested doses in AD subjects, with higher doses showing increased anti-Abeta1-42 IgG titers and responder rates. Repeated immunizations led to a boosting effect across all dose levels and cohorts AD2 and AD3 showed a more durable and sustained immune response (Post, AD/PD 2025).

As announced on May 13, 2024, this program is the subject of an exclusive option and license agreement with Takeda Pharmaceuticals USA, Inc. (Takeda). Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million from Takeda and is eligible to receive payments of up to approximately USD 2.1 (CHF 1.7) billion including an option exercise fee in the low-to-mid nine-figure USD range and potential development, commercial and sales-based milestone payments. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales. Further details related to the agreement are available on the Current Report on Form 6-K furnished by the Company on May 13, 2024 with the SEC.

●	ACI-7104.056. ACI-7104.056, our active immunotherapy targeting pathological a-syn, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104.056 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient and is progressing well with over 30 patients randomized in Part 1 of the study. Interim analyses have shown that ACI-7104.056 induces strong anti-a-synuclein antibody levels on average over 20-fold higher than placebo after 4 immunizations. ACI-7104.056 is well tolerated with no safety issues related to the study drug reported to date. Further interim results may be reported in H2 2025 including pharmacodynamic data. AC Immune may decide to initiate Part 2 of VacSYn with up to 150 patients.
●	ACI-35.030 (JNJ-64042056 also now referred to as JNJ-2056). AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of Johnson & Johnson, evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Results showed that ACI-35.030 immunization generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at the 3 tested doses. An apparent dose-effect was observed between low- and mid-doses but not between the mid- and high-doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against these pathological Tau species but not against non-phosphorylated Tau. Long-term maintenance of the anti-ePHF IgG titers against endogenous pathological Tau was observed at the mid- and high doses.

In the Phase 1b/2a clinical trial, ACI-35.030 showed a good safety and tolerability profile. The majority of adverse events (AEs) were of mild or moderate intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. Injection site reactions were the most frequently reported AEs in actively treated subjects. The frequency of serious adverse events (SAEs) observed in subjects treated with ACI-35.030 did not appear to have any particular relationship to the dose.

Consequently, ACI-35.030/JNJ-2056 is now being assessed in subjects with preclinical (i.e., pre-symptomatic) AD in the Phase 2b study ReTain (NCT06544616). The ongoing trial will randomize approximately 500 participants with confirmed early-stage Tau pathology, who will be treated over a four-year period. The trial will include interim biomarker analyses potentially allowing for acceleration towards a regulatory filing. JNJ-2056 was granted Fast Track designation by the FDA, for the treatment of AD in July 2024. In September 2024, AC Immune received a milestone payment triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial and the first patient was dosed in H2 2024.

●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and Life Molecular Imaging (LMI, recently acquired by Lantheus Holdings, Inc.). We are working with our partner, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the longitudinal use of PI-2620 in 52 participants (7 with normal cognition, 28 with mild cognitive impairment (MCI), and 17 with AD) from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC and published in 2024 in the peer-reviewed Journal of Nuclear Medicine. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment to AC Immune. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023. In August 2024, partner LMI has received Fast Track Designation for the diagnostic [18]F-PI-2620, from the U.S. FDA in three neurodegenerative conditions: AD, PSP, and CBD.
●	ACI-12589 and ACI-15916. Our Morphomer platform has delivered the first clinically validated a-syn-PET tracer which now can support the differential diagnosis of multiple system atrophy (MSA) from other neurodegenerative diseases and allow precision medicine approaches and biomarker-based clinical development in this indication. ACI-12589 preclinical and clinical data were published in October 2023 in Nature Communications. In addition, medicinal chemistry optimization strategies have allowed the identification of our next-generation clinical candidate, ACI-15916. Compared to ACI-12589, ACI-15916 shows significantly higher target occupancy in brain slices from idiopathic forms of PD and has therefore the potential to enable imaging of a-syn pathology in patients with PD. IND/CTA-enabling studies for ACI-15916 were completed in H2 2024 and the Phase 1 trial in PD was initiated in Q1 2025. The readout from this study is expected in H2 2025.
●	ACI-19626, TDP-43 imaging diagnostic. Our Morphomer platform has delivered the first-in-class TDP-43 PET tracer, [18]F-ACI-19626 entering the FiH evaluation in healthy volunteers and in patients with TDP-43 proteinopathies. ACI-19626 shows optimal binding potential in frontotemporal lobar degeneration (FTLD)-TDP brain tissue with no binding to physiological TDP-43, excellent selectivity over other aggregated proteins commonly present in neurodegenerative diseases and aging brain, excellent pharmacokinetic properties suitable for human brain imaging. This PET tracer is envisioned to enable early and differential diagnosis, improve the design and interpretation of clinical trials allowing for patient stratification, selection of optimal timing for therapeutic intervention and pharmacodynamic effect evaluation. This first-in-class molecule could have a high impact, opening new opportunities for therapeutic interventions in diseases with high unmet medical needs and huge societal burdens, such as ALS, FTD and AD. CTA enabling studies for ACI-19626 were completed in July 2024. The Phase 1 trial was initiated in Q1 2025 and the interim readout from this study is expected in H2 2025.

●	Morphomer Tau aggregation inhibitors. We are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent brain exposure and selectivity for pathological aggregated Tau.

Q3 2025 Company highlights

●	Following a strategic review by executive management, the Company sharpened its focused investment on its most important assets.

o	These include its three clinical-stage active immunotherapy programs, two of which are in ongoing pharma collaborations, and its most promising small molecule programs targeting NLRP3, Tau and a-synuclein.

o	As a result, the Company has reduced its workforce by around 30% and extended its cash for operations to the end of Q3 2027.

●	AC Immune groundbreaking research results published in peer-reviewed journals including:
o	the clinical results from the completed Phase 1b/2a trial of active immunotherapy ACI-35.030’s (JNJ-2056) partnered with Janssen Pharmaceuticals, Inc., a Johnson & Johnson company, in eBioMedicine.
o	preclinical research demonstrating the in vivo activity of a vectorized (AAV9) anti-TDP-43 monoclonal antibody in a model of ALS/FTD, in Molecular Therapy.
o	first-in-class positron emission tomography (PET) tracers for imaging TDP-43 pathology in the brain, including ACI-19626, that could enable a precision medicine approach to neurodegenerative diseases which are currently difficult to diagnose, in Nature Communications.
●	Appointed Prof. Catherine Mummery, a deeply experienced neurologist and expert in dementia clinical trials, as a member and Chair of its Clinical Advisory Board (CAB).

Results of operations

Comparison of the three and nine months ended September 30, 2025 and 2024

Contract revenues

The Company generated CHF 0.9 million in contract revenues for the three months ended September 30, 2025, compared with CHF 25.5 million contract revenues for the comparable period in 2024. This represents a decrease of CHF 24.5 million. The following table summarizes our contract revenues during the three months ended September 30, 2025 and 2024:

	For the Three Months
	Ended September 30,
In CHF thousands	2025	2024	Change
Janssen	—	24,600	(24,600)
Takeda	939	885	54
Total contract revenues	939	25,485	(24,546)

For the three months ended September 30, 2025 the decrease of CHF 24.5 million is due to the recognition of the second ReTain-related milestone payment of CHF 24.6 million under the agreement with Janssen in Q3 2024. This milestone payment was triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial investigating active-immunotherapy candidate ACI-35.030 to treat preclinical AD.

The Company generated CHF 3.2 million in contract revenues for the nine months ended September 30, 2025, compared with CHF 26.2 million contract revenues for the comparable period in 2024. This represents a decrease of CHF 22.9 million. The following table summarizes our contract revenues during the nine months ended September 30, 2025 and 2024:

	For the Nine Months
	Ended September 30,
in CHF thousands	2025	2024	Change
Janssen	—	24,600	(24,600)
Takeda	3,235	1,572	1,663
Total contract revenue	3,235	26,172	(22,937)

For the nine months ended September 30, 2025 the decrease of CHF 22.9 million is due to the recognition of the second ReTain-related milestone payment of CHF 24.6 million under the agreement with Janssen in Q3 2024. This milestone payment was triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial investigating active-immunotherapy candidate ACI-35.030 to treat preclinical AD. This was partially offset by an increase in Takeda revenue as a result of the efforts made under the collaboration agreement.

Research and development expenses

Research and development (R&D) activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration agreements have different arrangements to share costs for the development of our product candidates.

We have completed our co-development costs with Janssen for the Phase 1b/2a studies for our active immunotherapy, ACI-35.030 (JNJ-2056). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030 (JNJ-2056).

We  intend to increase our R&D costs associated with the advancement of our active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through mid- and late-stage clinical development, as well as through investments in our diagnostic programs.

Finally, we intend to further advance the characterization of our other clinical and preclinical candidates, such as our Morphomer Tau and NLRP3 inhibitor programs. In addition to the collaborative arrangements and proprietarily held assets, we expect that our total future R&D costs will remain at similar levels.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs for the periods covered by these Interim Condensed Consolidated Financial Statements. The R&D costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple R&D programs.

For the three months ended September 30, 2025, R&D expenses totaled CHF 13.1 million compared with CHF 14.5 million for the comparable period in 2024. This represents a decrease of CHF 1.4 million. The following table presents the R&D expenses during the three months ended September 30, 2025 and 2024:

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Discovery and preclinical expenses	1,856	1,911	(55)
Clinical expenses	3,230	4,219	(989)
Group function expenses	454	575	(121)
Total direct R&D expenses	5,540	6,705	(1,165)
Payroll expenses	4,918	5,026	(108)
Share-based compensation	213	493	(280)
Other non-allocated	2,400	2,258	142
Total R&D expenses	13,071	14,482	(1,411)

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Operating expenses[1]	7,940	8,963	(1,023)
Salaries and related costs[2]	5,131	5,519	(388)
Total R&D expenses	13,071	14,482	(1,411)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended September 30, 2025:

Discovery and preclinical expenses decreased by CHF 0.1 million, the changes were composed of:

●	reduced activities in early-stage programs such as our anti TDP-43 antibody and PET tracer programs, whereby the pre-clinical development activities were completed in prior periods, and reduced research activities on ACI-24.060. These changes were offset by higher costs associated with our NLRP3 inhibitor and Morphomer Tau programs.

Clinical expenses decreased by CHF 1.0 million, primarily due to:

●	a decrease in activities attributed lower spend attributable to ACI-7104.056 and a decrease in manufacturing spend associated with the ACI-24.060 ABATE study. This was offset in part by increased spending on NLRP3 inhibitor studies and our PET tracer programs.

The variances in Group function expenses relate to regulatory and quality assurance, and intellectual property costs.

The variances in Other non-allocated expenses relate to infrastructure and functional expenses not allocated to direct R&D expenses.

Total salaries and related costs decreased by CHF 0.4 million, primarily due to:

●	an increase of CHF 0.1 million in payroll expenses, driven by new hires during the current quarter and the annualization of 2024 hires.

This was partially offset by:

●	a decrease of CHF 0.2 million in bonus expenses and an additional decrease of CHF 0.3 million in share-based compensation expense, mainly due to a decrease in the fair value of equity awards granted in 2025 compared to the prior year.

For the nine months ended September 30, 2025, R&D expenses totaled CHF 45.8 million compared with CHF 46.8 million for the comparable period in 2024. This represents a decrease of CHF 1.0 million. The following table presents the R&D expenses during the nine months ended September 30, 2025 and 2024:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Discovery and preclinical expenses	6,093	6,891	(798)
Clinical expenses	13,929	14,802	(873)
Group function expenses	1,695	1,523	172
Total direct R&D expenses	21,717	23,216	(1,499)
Payroll expenses	15,816	15,189	627
Share-based compensation	982	1,740	(758)
Other non-allocated	7,298	6,640	658
Total R&D expenses	45,813	46,785	(972)

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Operating expenses[1]	29,015	29,856	(841)
Salaries and related costs[2]	16,798	16,929	(131)
Total R&D expenses	45,813	46,785	(972)

For the nine months ended September 30, 2025:

Discovery and preclinical expenses decreased by CHF 0.8 million, primarily due to:

●	reduced activities in early-stage programs such as our anti TDP-43 antibody and PET tracer programs, whereby the pre-clinical development activities were completed in prior periods, and reduced research activities on ACI-24.060. These changes were offset by higher costs associated with our NLRP3 inhibitor and Morphomer Tau programs.

Clinical expenses decreased by CHF 0.9 million, primarily due to:

●	a decrease related to manufacturing activities for our Phase 2 VacSYn study evaluating ACI-7104.056 in early PD. These changes were offset by increased costs associated with our NLRP3 inhibitor program and higher costs associated with our PET Tracer programs.

The variances in Group function expenses are related to regulatory and quality assurance, and intellectual property costs.

Other non-allocated expenses are related to infrastructure and functional expenses not allocated to direct R&D expenses.

General and administrative expenses

General and administrative expenses consist of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses and other operating expenses.

For the three months ended September 30, 2025, general and administrative expenses totaled CHF 3.6 million compared with CHF 3.8 million for the comparable period in 2024. This represents a decrease of CHF 0.2 million. The following table presents the general and administrative expenses during the three months ended September 30, 2025 and 2024:

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Operating expenses[1]	888	962	(74)
Salaries and related costs[2]	2,679	2,791	(112)
Total general and administrative expenses	3,567	3,753	(186)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended September 30, 2025, the decrease of CHF 0.2 million in general and administrative expenses was due to decrease of CHF 0.1 million in share-based compensation expenses, and other small fluctuations.

For the nine months ended September 30, 2025, general and administrative expenses totaled CHF 11.9 million compared with CHF 13.3 million for the comparable period in 2024. This represents a decrease of CHF 1.4 million. The following table presents the general and administrative expenses during the nine months ended September 30, 2025 and 2024:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Operating expenses[1]	3,152	4,339	(1,187)
Salaries and related costs[2]	8,748	8,936	(188)
Total general and administrative expenses	11,900	13,275	(1,375)

For the nine months ended September 30, 2025, the decrease of CHF 1.4 million in general and administrative expenses. This decrease was largely driven by a CHF 1.2 million decrease in legal fees related to business development and licensing activities in the prior year, which did not recur this period.

Other operating income/(expense), net

Other operating income/(expense), net consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

For the three months ended September 30, 2025, other operating income/(expense), net was nil compared to less than CHF 0.1 million for the comparable period in 2024. The following table presents the other operating income/(expense), net during the three months ended September 30, 2025 and 2024:

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Other operating income/(expense), net	—	19	(19)
Total other operating income/(expense), net	—	19	(19)

For the three months ended September 30, 2025, the decrease of less than CHF 0.1 million in grant income is primarily due to the completion of activities in the prior period related to our MJFF and Target ALS awards, which did not recur in the current period.

For the nine months ended September 30, 2025, other operating income/(expense), net totaled less than CHF 0.1 million compared with CHF 0.1 million for the comparable period in 2024. This represents a CHF 0.1 million decrease. The following table presents the other operating income/(expense), net during the nine months ended September 30, 2025 and 2024:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Other operating income/(expense), net	21	128	(107)
Total other operating income/(expense), net	21	128	(107)

For the nine months ended September 30, 2025, the decrease of CHF 0.1 million in grant income primarily derived from activities related to our Target ALS award that was completed prior to the start of the current period.

Restructuring expenses

For the three and nine months ended September 30, 2025, the Company recorded CHF 0.5 million of restructuring expenses compared to nil in the corresponding prior year periods.

	For the Three and Nine Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Restructuring expenses	467	—	467
Total restructuring expenses	467	—	467

The increase of restructuring expenses pertained to a Q3 2025 event, and consist of termination benefits of CHF 2.1 million to be paid to the employees impacted by the restructuring and are expected to be paid out throughout the fourth quarter of 2025. These termination benefits are offset by a CHF 1.8 million gain on curtailment of the defined benefit plan liability. The remaining balance pertains to other non-cash activities within share-based compensation.

Finance result, net

For the three months ended September 30, 2025, finance result, net totaled to CHF 0.3 million gain compared with a loss of CHF 1.8 million for the comparable period in 2024. This represents an increase of CHF 2.1 million. The following table presents the finance result, net during the three months ended September 30, 2025 and 2024:

	For the Three Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Financial income	366	939	(573)
Financial expense	(46)	(33)	(13)
Exchange differences	(12)	(2,672)	2,660
Finance result, net	308	(1,766)	2,074

For the three months ended September 30, 2025, the change in net finance result of CHF 2.1 million primarily related to a change of CHF 2.7 million driven by increased stability in foreign currency exchange differences in CHF versus foreign currencies, predominantly the U.S. Dollar. This CHF 2.7 million was partially offset by a decrease in financial income of CHF 0.6 million pertaining to interest earned on short term financial assets in deposit accounts.

For the nine months ended September 30, 2025, finance result, net totaled to CHF 1.2 million loss compared with a loss of CHF 1.4 million for the comparable period in 2024. This represents an increase in the net financial result of CHF 0.2 million. The following table presents the finance result, net during the nine months ended September 30, 2025 and 2024:

	For the Nine Months
	Ended September 30,
In CHF thousands, unaudited	2025	2024	Change
Financial income	1,512	2,307	(795)
Financial expense	(149)	(103)	(46)
Exchange differences	(2,513)	(3,563)	1,050
Finance result, net	(1,150)	(1,359)	209

For the nine months ended September 30, 2025 and 2024, the change in net finance result of CHF 0.2 million primarily related to a change of CHF 1.1 million driven by increased stability in foreign currency exchange differences in CHF versus foreign currencies, predominantly the U.S. Dollar. This CHF 1.1 million was partially offset by a decrease in financial income of CHF 0.8 million pertaining to interest earned on short term financial assets in deposit accounts.

Liquidity and capital resources

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from option, license and collaboration agreements (OLCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations As of September 30, 2025, we had cash and cash equivalents of CHF 27.7 million and short-term financial assets of CHF 80.7 million for a total liquidity balance of CHF 108.5 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding trade and other payables and accrued expenses. We expect to incur substantial expenses in connection with our product candidates in various stages of clinical development. In December 2023, it was announced that Janssen has programmed the launch of a Phase 2b clinical study to evaluate ACI-35.030 (JNJ-2056) in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b, however AC Immune’s contribution to the first Phase 2b trial is capped (and remaining costs for AC Immune are non-material). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030. We intend to increase our R&D costs associated with the advancement of the active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through clinical development, as well as through investments in our diagnostic programs.

We plan to continue to fund our operating and capital funding needs through proceeds received from OLCAs and through equity or other forms of financing. For example, in Q3 2020 we entered into the Open Market Sale Agreement (Sale Agreement) with Jefferies LLC (Jefferies), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sale Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80.0 (CHF 64.5) million through Jefferies acting as our sales agent.

We first replaced this Sale Agreement in Q2 2021 to continue the ATM program and have subsequently replaced this Sale Agreement on August 6, 2024 to continue the ATM program under a new Registration Statement on Form F-3. Under each new Sale Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the new Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms.

We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the new Sales Agreement. We are not obligated to make any sales of common shares under the new Sales Agreement. As of September 30, 2025, no sales of our common shares had been made under the ATM program since the Sale Agreement was replaced on August 6, 2024.

We may also consider entering into additional OLCAs and selectively partnering for clinical development and commercialization.

Cash flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Nine Months
	Ended September 30,
in CHF thousands, unaudited	2025	2024	Change
Net cash provided by/(used in):
Operating activities	(52,754)	59,908	(112,662)
Investing activities	47,539	(101,464)	149,003
Financing activities	(759)	(923)	164
Net (decrease) in cash and cash equivalents	(5,974)	(42,479)	36,505

Operating activities

Net cash used in operating activities was CHF 52.8 million for the nine months ended September 30, 2025, compared with net cash provided by operating activities of CHF 59.9 million for the nine months ended September 30, 2024. The change in cash for operating activities for the nine months ended September 30, 2025 was primarily due to (i) the Company’s reporting a net loss of CHF 56.1 million for the period, compared with a net loss of CHF 35.1 million for the same period in 2024 and (ii) the agreement with Takeda yielding a CHF 90.7 million cash receipt in 2024.

Investing activities

Net cash provided by investing activities was CHF 47.5 million for the nine months ended September 30, 2025, compared with net cash used in investing activities of CHF 101.5 million for the nine months ended September 30, 2024. A net amount of CHF 48.5 million in short-term financial assets matured in the current period compared to a net invested amount of CHF 100.9 million in the comparable prior period. In addition, the Company paid CHF 0.8 million in fixed assets in the current period compared to CHF 0.5 million in the prior period.

Financing activities

Net cash used in financing activities was CHF 0.8 million for the nine months ended September 30, 2025, compared with net cash used in financing activities of CHF 0.9 million for the nine months ended September 30, 2024. The change of CHF 0.1 million is predominantly related to the payment of the transaction costs and stamp duty associated with the public offerings of common shares that were paid in the prior comparable period, which were offset by an increase in lease payments in the current period.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our collaboration partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of September 30, 2025, we had cash and cash equivalents of CHF 27.7 million and short-term financial assets of CHF 80.7 million, resulting in CHF 108.5 million of liquidity. The decrease of CHF 57.0 million relative to December 31, 2024 was predominantly related to R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. We believe that our existing capital resources, assuming no other milestone payments, will be sufficient to meet our projected operating requirements into Q3 2027. There can be no certainty as to the exact timing of future milestone payments (including option exercise fees), or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;
•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;
•	The cost, timing and outcomes of regulatory approvals;
•	The costs and timing of establishing sales, marketing and distribution capabilities;
•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;
•	The emergence of competing technologies or other adverse market developments; and
●	The potential cost and timing of managing, protecting, defending and enforcing our portfolio of intellectual property.

Quantitative and qualitative disclosures about market risk

During the nine months ended September 30, 2025, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical judgments and accounting estimates

For the period ended September 30, 2025, we have added a disclosure in Note 2 of the Interim Condensed Consolidated Financial Statements (Unaudited) to describe the nature of measurement for the expenses associated with the restructuring. There have been no other material changes to the material accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

Cautionary statement regarding forward-looking statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.